UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Ahlstrom Corporation

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Finland

(Jurisdiction of Subject Company’s Incorporation or Organization)

Munksjö Oyj

(Name of Person(s) Furnishing Form)

Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable)

Sakari Ahdekivi

Chief Financial Officer

Ahlstrom Corporation

P.O. Box 329, FI-00101 Helsinki, Finland

Telephone: + 358 (0) 10 888 0

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Andreas Elving

Munksjö Oyj

P.O. Box 70365

107 24 Stockholm, Sweden

Telephone: + 46 (0) 1025 0 1000

Petri Haussila, Esq.

Mikko Hulkko, Esq.

White & Case LLP

Pohjoisesplanadi 37 A

FI-00100 Helsinki, Finland

Telephone: + 358 (0) 9 228 641

January 11, 2017

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document
1.1	Stock Exchange Release of Munksjö Oyj announcing that the boards of Munksjö Oyj and Ahlstrom Corporation have resolved to complete the merger, dated March 31, 2017
1.2	Stock Exchange Release of Ahlstrom Corporation announcing that the boards of Ahlstrom Corporation and Munksjö Oyj have resolved to complete the merger, dated March 31, 2017

(b)	Not applicable.

Item 2.  Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of Exhibits 1.1 and 1.2.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.
(2)	Not applicable.
(3)	Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consents and powers of attorney on Form F-X were filed with the Commission on November 8, 2016.
(2)	Not applicable.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Munksjö Oyj

By: /s/ Pia Aaltonen-Forsell
Name: Pia Aaltonen-Forsell
Title: CFO

Date:

March 31, 2017